UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21 2011

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 21 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

Company Secretariat

21 September 2011

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notice of 2012 Interim Dividend

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

The proposed dates1 for the 2012 Interim Dividend of BHP Billiton Limited and BHP Billiton Plc are as follows:

2012 Interim Dividend

Half Yearly Results Announcement and Dividend Declaration	8 February 2012
Last day to trade on JSE Limited and currency conversion into RAND	24 February 2012
Ex-Dividend Date (Australian & Johannesburg stock exchanges)	27 February 2012
Ex-Dividend Date (London & New York stock exchanges2)	29 February 2012
Record Date (including currency conversion and currency election dates for Australian & London stock exchanges)	2 March 2012
Payment Date	22 March 2012

Please note that BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 27 February and 2 March 2012 (inclusive), nor will transfers between the UK register and the South African register be permitted, between the dates of 24 February and 2 March 2012 (inclusive).

Jane McAloon

Group Company Secretary

[1]	Dates are subject to change.
[2]	BHP Billiton Limited and BHP Billiton Plc shares are listed on the NYSE in the form of American Depositary Receipts (ADR’s).

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations	Investor Relations

Australia	Australia

Samantha Stevens	Andrew Gunn
Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Stevens@bhpbilliton.com	Tel: +61 3 9609 3575 Mobile: +61 439 558 454 email: Andrew.Gunn@bhpbilliton.com

Kelly Quirke	United Kingdom and South Africa
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com
Brendan Harris
Fiona Martin	Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
Tel: +61 3 9609 2211 Mobile: +61 427 777 908	email: Brendan.Harris@bhpbilliton.com
email: Fiona.Martin2@bhpbilliton.com
Americas
United Kingdom and Americas
Scott Espenshade
Ruban Yogarajah	Tel: +1 713 599 6431 Mobile: +1 713 208 8565
Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022	email: Scott.Espenshade@bhpbilliton.com
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia